Exhibit 107

Calculation of Filing Fee Tables

Schedule TO

TSR, INC.

(Name of Subject Company (issuer))

VIENNA ACQUISITION CORPORATION

(Offeror)

a wholly-owned subsidiary of

VIENNA PARENT CORPORATION

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Table 1-Transaction Valuation

	Transaction Valuation*	Fee rate	Amount of Filing Fee**
Fees to Be Paid	$29,998,754.20	0.0001476	$4,427.82
Fees Previously Paid	$0		$0
Total Transaction Valuation	$29,998,754.20
Total Fees Due for Filing			$4,427.82
Total Fees Previously Paid			$0
Total Fee Offsets			$0
Net Fee Due			$4,427.82

*	Estimated solely for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding (a) the product of (i) $13.40, the purchase price per share (the “Offer Price”) of TSR, Inc. (the “Company”) common stock, par value $0.01 per share (each such share, a “Share”), net to the stockholder in cash, without interest and less any applicable tax withholding, and (ii) 2,169,546 Shares issued and outstanding; plus (b) the product of (i) 69,167 Shares subject to outstanding unvested restricted stock awards, and (ii) the Offer Price. The calculation of the filing fee is based on information provided by the Company as of May 27, 2024.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2024 beginning on October 1, 2023, issued August 25, 2023, by multiplying the transaction value by 0.0001476.